0-30376

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

02043431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of [July], 2002 7/31/2002

MIRAE CORPORATION
(Translation of registrant's name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
REPUBLIC OF KOREA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (✓) No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ( ) No (✓)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

The registrant files with the Korea Securities Exchange the notice dated July 29, 2002. Attached is English language version of the notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2002

By ______________________
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

Mirae

Mirae Corporation
#9-2, Cha Am-Dong, Chun An City,
Chung Chong Nam-Do, 330-200 Korea
Tel : (0417)554-5070
Fax : (0417)559-8737

The following table sets forth Payment Guarantee for Lycos Korea Inc.

1.Company name			Lycos Korea Inc.
-Relation to the company			Affiliated company
2. Summary of Payment Guarantee	Predetermined date		July 29, 2002
	Creditor		Lycos Inc. and Lycos Business Trust I (U.S.A.)
	Kind of Guarantee		Payment Guarantee
	Duration	Beginning Date	July 29, 2002
		End Date	May 15, 2003
	Guarantee amount (KWN)		up to 12,477,607,200
	Total Guarantee amount (KWN)		up to 12,477,607,200
	Conditions of Guarantee		N/A
3. Date of Decision (by Board of Directors)			July 29, 2002
- Attendance of Independent director			2 independent directors
- Attendance of Auditor			No
4. Infringement of Fair trade agreement			No
5. Others			1.The amount of Payment Guarantee is figured by the exchange rate of (KWN) 1,200 for US$10,398,006. 2. This Payment Guarantee is to be effective, a prerequisite for Stock Purchase Agreement between SK Telecom, Co., Ltd. and the Company must be satisfied, including clearance by related institutes. 3.The amount of US$ 8,813,924 will be early repayment by the end of September 2002 when Foreign exchange transaction law permits. The balance of US$ 1,584,082 will be also early repayment when Foreign exchange transaction law permits; otherwise, the balance will be paid on its due date, May 15, 2003.